
07004758

BB 3/27

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
210
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Extension Advisors LLC FNA Fitzgibbon & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 West End Ave., Ste 685
(No. and Street)

Nashville	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will Fitzgibbon 615-250-1596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Ste 550	Nashville	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Will Fitzgibbon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fitzgibbon & Associates, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Patsy M. Williams

Notary Public


PATSY M. WILLIAMS
NOTARY
PUBLIC
AT
LARGE
DAVIDSON COUNTY, TN

My Commission Exp. Mar. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZGIBBON & ASSOCIATES, LLC

FINANCIAL STATEMENTS

December 31, 2006

FITZGIBBON & ASSOCIATES, LLC

TABLE OF CONTENTS



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
Fitzgibbon & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fitzgibbon & Associates, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fraser, Dean & Howard, PLLC

Nashville, Tennessee
February 23, 2007



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Fitzgibbon & Associates, LLC

We have audited the accompanying statement of financial condition of Fitzgibbon & Associates, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fitzgibbon & Associates, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 23, 2007

FITZGIBBON & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets

Cash and cash equivalents	$ 117,960
Accounts receivable	36,119
Prepaid expenses and other	982
Property and equipment, net of accumulated depreciation of $3,849	8,407
Total assets	$ 163,468

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 1,407
Total liabilities	1,407
Member's equity	162,061
Total liabilities and members' equity	$ 163,468

See accompanying notes.

FITZGIBBON & ASSOCIATES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2006

Revenues:	
Consulting income	$ 710,217
Reimbursed expenses	13,810
Total revenues	724,027
Expenses:	
Commissions paid to sole member	589,330
Professional fees	54,264
Rent	12,600
Travel	11,559
Employee benefits	11,126
Regulatory expenses	6,874
Other	4,996
Telephone	4,812
Depreciation	2,026
Total expenses	697,587
Net income	$ 26,440

See accompanying notes.

FITZGIBBON & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2006

Balance at December 31, 2005	$	135,621
Net income		26,440
Balance at December 31, 2006	$	162,061

See accompanying notes.

FITZGIBBON & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 26,440
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,026
Changes in operating assets and liabilities:	
Accounts receivable	(20,043)
Prepaid expenses	3,923
Accounts payable and accrued expenses	1,062
Net cash provided by operating activities	13,408
Cash flows from investing activities:	
Purchase of property and equipment	(2,929)
Net cash used in investing activities	(2,929)
Net increase in cash and cash equivalents	10,479
Cash and cash equivalents, beginning of year	108,271
Cash and cash equivalents, end of year	$ 118,750

See accompanying notes.

FITZGIBBON & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fitzgibbon & Associates, LLC (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. It operates as a Tennessee limited liability company (LLC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which at times may exceed federally insured limits. However, management believes credit risk is minimal as accounts are maintained at high quality financial institutions.

Income taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on his personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 consists of the following:

Furniture and fixtures	$ 6,844
Computer equipment	5,412
	12,256
Less: Accumulated depreciation	(3,849)
	$ 8,407

FITZGIBBON & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2006.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of financial advisory fees from various entities. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – COMMISSION PAYMENTS TO MEMBER

The Company paid fees of $589,330 to its sole member during 2006. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $116,553, which was $111,553 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

FITZGIBBON & ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$ 162,061
Total nonallowable assets	(45,508)
Net capital	$ 116,553
Minimum net capital requirement	$ 94
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 111,553
Excess net capital at 1000%	$ 116,412

FITZGIBBON & ASSOCIATES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

FITZGIBBON & ASSOCIATES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3
December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

FITZGIBBON & ASSOCIATES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3
December 31, 2006

The net capital computed on page 10 and the Company's computation of net capital on its December 31, 2006 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

FITZGIBBON & ASSOCIATES, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2006

Not Applicable

END